UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura to Host Investor Day on November 10, 2026 in New York

Lima, Peru - August 26, 2026 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded precious metals mining company, announced that it will host its 2026 Investor Day on Tuesday, November 10, 2026, from 9:00 a.m. ET to 12:00 p.m. ET in New York, NY.

This year, Buenaventura commemorates the 30th anniversary of its New York Stock Exchange listing, marking three decades of sustained growth, operational excellence, and engagement with the global capital markets.

The in-person event will begin with a networking breakfast at 9:00 a.m. ET, followed by presentations by Buenaventura’s senior management team starting at 9:30 a.m. ET.

During the event, management will discuss how the Company continues to strengthen its portfolio, drive sustainable growth and create long-term value. The event will highlight Buenaventura’s continued progress in executing its strategic roadmap and the financial strength supporting its growth opportunities.

This event is open to institutional investors and sell-side analysts. Pre-registration for in-person attendance is required by Tuesday, November 3, 2026, and in-person attendance is subject to venue capacity.

To register for the event and for more information, visit BVNDay.com.

A live video webcast of the presentations will be accessible on the day of the event via BVNDay.com. A replay will be archived in the Resources section of the site.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMoRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura

Contacts

For more information, please contact:

InspIR Group

inspir@inspirgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: August 26, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer